 Exhibit 99.1

Auryn Arranges $1.9 million Flow-Through Funding

Vancouver, Canada – June 27, 2019 – Auryn Resources Inc. (TSX: AUG, NYSE AMERICAN: AUG) (“Auryn” or the “Company”) is pleased to announce that it has arranged a CAD $1.9 million non-brokered flow-through private placement. The placement will consist of approximately 633,334 flow-through common shares (the “FT Shares”) priced at CAD $3.00 per FT Share (the “Offering”).

Ivan Bebek, Executive Chairman & Director:

“With less than 1% dilution of our company, we are able to finance the core drilling of some of our highly prospective high-grade gold targets at Committee Bay this summer. We are very excited to further test the efficacy of artificial intelligence, which was utilized to assist in refining our drill targets. Drilling is anticipated to commence in July.

“Additionally, with the completion of this equity financing, Auryn’s Canadian portfolio is now fully funded for its 2019 programs.”

The Company intends to use the net proceeds from the Offering to fund its summer exploration program at the Committee Bay gold project in Nunavut.

The FT Shares will qualify as “flow-through shares” (within the meaning of subsection 66(15) of the Income Tax Act (Canada)) and will be sold on a charitable flow-through basis. The gross proceeds of the sale of the Offering will be used to fund "Canadian exploration expenses" (within the meaning of the Income Tax Act (Canada)) to be incurred by no later than December 31, 2020 for renunciation to investors in the Offering effective December 31, 2019.

The shares under the Offering will be subject to a four-month hold period and will not be offered or registered in the United States. Closing of the Offering is anticipated to occur on or before July 9, 2019 and is subject to customary closing conditions including, but not limited to; the negotiation, execution of subscription agreements and receipt of applicable regulatory approvals, including approval of the Toronto Stock Exchange.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

Ivan Bebek
Executive Chairman

For further information on Auryn Resources Inc., please contact Natasha Frakes, Manager of Corporate Communications at (778) 729-0600 or info@aurynresources.com.

About Auryn

Auryn Resources is a technically-driven, well-financed junior exploration company focused on finding and advancing globally significant precious and base metal deposits. The Company has a portfolio approach to asset acquisition and has seven projects, including two flagships: the Committee Bay high-grade gold project in Nunavut and the Sombrero copper-gold project in southern Peru. Auryn’s technical and management teams have an impressive track record of successfully monetizing assets for all stakeholders and local communities in which it operates. Auryn conducts itself to the highest standards of corporate governance and sustainability.

   About Committee Bay

The Committee Bay Gold Project is located in Nunavut, Canada. It includes approximately 300,000 hectares situated along the Committee Bay Greenstone Belt (CBGB). High-grade gold occurrences are found throughout the 300 km strike length of the Committee Bay Gold Belt with the most significant being the Three Bluffs deposit. The project benefits from existing infrastructure, including bulk storage fuel facilities, five high-efficiency drill rigs and a 100-person camp. The Committee Bay project is held 100% by Auryn subject to a 1% Net Smelter Royalty (“NSR”) on the entire project and an additional 1.5% NSR on a small portion of the project.

Forward Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed “forward-looking statements”. Forward-looking information is information that includes implied future performance and/or forecast information including information relating to or associated with the acquisition and title to mineral concessions. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Company to be materially different (either positively or negatively) from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers should refer to the risks discussed in the Company’s Annual Information Form and MD&A for the year ended December 31, 2018 and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedar.com and the Company’s registration statement on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov.

US Investors

This news release does not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of any of the Common Shares in any jurisdiction in which such offer, solicitation or sale would be unlawful. The Common Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to, or for the benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or pursuant to an exemption from such registration requirements.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.